
05041596

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: January 31,1993 Estimated. average. burden hours per response ....12:00.

SEC FILE NUMBER
8-40848

ANNUAL AUDITED REPORT

FORM X-17 A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2004 (MMIDDfYYYY) AND ENDING 06/30/2005 (MMIDDIYYYY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:
SIMMONS & COMPANY INTERNATIONAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Louisiana, Suite 5000
(No. and Street)

Houston	Texas	77002
(City)	(State)	(Zip Code)


PROCESSING
RECEIVED
SEP 28 2005
185
SECTION
D.C.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Ms. Sherrie Reinhackel (713) 236-9999
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates LLP
(Name - *if individual. state last, first. middle name)*

500 Dallas Street, Suite 2900	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
OCT 04 2005
THOMSON
FINANCIAL

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5 (c)(2).*

OATH OR AFFIRMATION

I, Michael E. Frazier, swear (or affirm) that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supporting schedules pertaining to the firm of Simmons & Company International, a Texas corporation, as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President and Chief Executive Officer

Title

Subscribed and sworn before me
this 26th day of September AD. 2005.

Anne Marie Labiosa


NOTARY PUBLIC
STATE OF TEXAS
ANNE MARIE LABIOSA
My Commission Expires
July 1, 2008

My commission expires July 1, 2008


HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

Simmons & Company International

Consolidated Financial Statements
and
Supplementary Information

June 30, 2005

This report contains (check all applicable items):

- x (a) Facing page
- x (b) Statement of Financial Condition
- x (c) Statement of Income
- x (e) Statement of Changes in Stockholders' Investment
- x (d) Statement of Cash Flows
- 1 (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- x (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-3
- 2 (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- 2 (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3
- N/A (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- 3 (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- x (l) An Oath or Affirmation
- N/A (m) A copy of the SIPC Supplement Report
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- x (o) Independent Auditors Report on Internal Accounting Control

(1) See Note 11 of Notes to Financial Statements.
(2) See Note 12 of Notes to Financial Statements.
(3) See Note 13 of Notes to Financial Statements.

SIMMONS & COMPANY INTERNATIONAL

INDEX


HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

September 19, 2005

The Board of Directors
Simmons & Company International
Houston, Texas

We have audited the accompanying consolidated statement of financial condition of Simmons & Company International and its subsidiary as of June 30, 2005, and the related consolidated statements of income, stockholders' investment and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Simmons and Company International Limited (SCIL, a United Kingdom based Limited Liability Company), a wholly owned subsidiary, which statements reflect total assets of $9,176,777 as of June 30, 2005 and total revenues of $7,006,905 for the year then ended. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for SCIL, is based solely on the report of other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion based on our audit and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Simmons & Company International and its subsidiary as of June 30, 2005, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Hein & Associates LLP

Certified Public Accountants

500 Dallas Street, Suite 2900
Houston, Texas 77002
Telephone: 713-850-9814
Fax: 713-850-0725
www.heincpa.com

SIMMONS & COMPANY INTERNATIONAL

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED JUNE 30, 2005

ASSETS

Cash and cash equivalents	$21,990,425
Accounts receivable, net	8,383,168
Investments in securities at market value	15,454,392
Inventory of securities at market value	159,814
Notes receivable, related party	783,147
Furniture, fixtures, equipment and leasehold improvements, net of accumulated depreciation of $5,918,723	2,249,414
Other assets	2,786,940
Total assets	$51,807,300

LIABILITIES AND STOCKHOLDERS' INVESTMENT

LIABILITIES:	
Securities sold short	$ 50,407
Accounts payable and accrued liabilities	1,999,272
Accrued salaries and bonuses	21,065,471
Deferred compensation	2,941,101
Notes payable, related party	947,402
Total liabilities	27,003,653
Commitments and Contingencies (Notes 8 and 9)	
STOCKHOLDERS' INVESTMENT:	
Common stock, par value $.001, 10,000,000 shares authorized; 979,238 shares issued and outstanding	979
Additional paid-in capital	2,998,368
Retained earnings	21,000,792
Accumulated other comprehensive income	803,508
Total stockholders' investment	24,803,647
	$51,807,300

The accompanying notes are an integral part of these consolidated financial statement.

SIMMONS & COMPANY INTERNATIONAL

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2005

REVENUES:	
Performance fees	$19,007,948
Noncontingent fees	5,340,474
Other securities revenues	22,605,524
Offering revenues	4,239,269
Gains on investments in securities, net	5,216,478
Interest and dividend income	675,174
Rebilled expenses	536,306
	57,621,173
EXPENSES:	
Salaries and bonuses	37,813,443
Employee benefits	2,456,540
Travel and entertainment	3,272,234
Rent	1,149,154
Interest	89,766
Professional fees	1,789,676
Trading costs	3,385,798
Other general and administrative	5,739,906
	55,696,517
Income before provision for income taxes	1,924,656
Foreign income tax benefit	725,903
Net income	2,650,559
Pro forma income tax expense allocable to stockholders (unaudited)	(367,388)
Pro forma net income (unaudited)	$ 2,283,171

The accompanying notes are an integral part of these consolidated financial statement.

SIMMONS & COMPANY INTERNATIONAL

CONSOLIDATED STATEMENT OF STOCKHOLDERS' INVESTMENT

FOR THE YEAR ENDED JUNE 30, 2005

	Common Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive	
	Shares	Amount	Capital	Earnings	Income (Loss)	Total
Balance, June 30, 2004	1,073,743	$1,074	$2,998,368	$21,508,663	$724,724	$25,232,829
Comprehensive income:						
Net income	–	–	–	2,650,559	–	2,650,559
Cumulative translation adjustment	–	–	–	–	78,784	78,784
Comprehensive income	–	–	–	–	–	2,729,343
Distributions on behalf of stockholders, net	–	–	–	(712,735)	–	(712,735)
Repurchase and retirement of common stock	(94,505)	(95)	–	(2,445,695)	–	(2,445,790)
Balance, June 30, 2005	979,238	$979	$2,998,368	$21,000,792	$803,508	$24,803,647

The accompanying notes are an integral part of these consolidated financial statement.

SIMMONS & COMPANY INTERNATIONAL

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 2,650,559
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	625,355
Deferred compensation	1,870,018
Increase in unrealized gains on investments in securities, net	(4,626,378)
Net realized gains on investments	(801,600)
Change in inventory of securities	(42,588)
Change in accounts receivable	1,116,922
Change in other assets	1,683,398
Change in securities sold short	37,891
Change in accounts payable and accrued liabilities	(685,851)
Change in accrued salaries and bonuses	4,898,781
Other	78,784
Net cash provided by operating activities	6,805,291
CASH FLOWS FROM INVESTING ACTIVITIES:	
Acquisition of investments in securities	(3,195,233)
Proceeds from sale of investments in securities	5,030,822
Principal applied on note receivable	360,759
Acquisition of furniture, fixtures, equipment and leasehold improvements	(378,016)
Net cash provided by investing activities	1,818,332
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repurchase of common stock	(2,445,790)
Distributions on behalf of stockholders, net	(712,735)
Repayment of note payable	(442,876)
Net cash used in financing activities	(3,601,401)
Net increase in cash and cash equivalents	5,022,222
Cash and cash equivalents, beginning of year	16,968,203
Cash and cash equivalents, end of year	$21,990,425
SUPPLEMENTAL CASH FLOW INFORMATION:	
Interest paid	$ 98,448
Income taxes paid	$ 1,206,069

The accompanying notes are an integral part of these consolidated financial statement.

SIMMONS & COMPANY INTERNATIONAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Simmons & Company International (the Company), a Texas corporation formed in 1974, provides investment banking services to the energy industry. The Company is a broker/dealer registered with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. The Company acts as an "introducing broker" that introduces all securities transactions and accounts of customers to a clearing broker (Pershing, LLC), a broker/dealer that carries such accounts on a fully disclosed basis. Additionally, the Company acts as a market maker for certain securities. The Company is registered as an investment advisor and acts as subadvisor to a registered investment company. The Company has one majority-owned or controlled subsidiary, Simmons & Company International Limited (SCIL), a United Kingdom-based limited liability company that is a broker/dealer registered with the Securities and Futures Authority, which provides investment banking services to the energy industry in the European economic community. The Company owns 100 percent of SCIL.

Basis of Presentation

For the year ended June 30, 2005, the consolidated financial statements present the consolidated accounts of the Company and its subsidiary. All significant intercompany accounts and transactions have been eliminated.

Recognition of Revenue

Depending upon the nature and size of the project, performance fee revenue is recognized when services for the transactions are determined to be completed. Noncontingent fee revenue represents consultation services for which revenue is recognized at the time the services are performed. Offering revenues represent fees earned for participation in securities offerings in which the firm acts as an underwriter or agent. Offering revenues that are immediately determinable, such as management fees and selling concessions, are recognized upon the effective date of the offering and other offering revenues are recorded when such amounts can reasonably be estimated. Other securities revenues primarily represent revenues from market-making activities and commissions earned upon execution of transactions on behalf of customers. Such revenues are recognized on a trade-date basis.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable

The Company grants credit to customers in the normal course of business and has historically incurred insignificant credit losses. Accounts receivable are generally not collateralized. At June 30, 2005 the Company reserved $53,516 for doubtful receivables based on its assessment of the collectibility of accounts receivable at that date. The Company reviews customer accounts receivable for collectibility periodically and provides an allowance for credit losses as deemed necessary.

Investments

The Company carries its investments in securities, inventory of securities (i.e., securities with a long position) and securities sold short at fair value with increases or decreases in fair value reflected currently in the consolidated statement of income. The value of investments in public securities are determined by quoted market prices. Fair values of investments in nonpublic companies are determined by management of the Company. In assessing fair values of nonpublic companies, the Company's management has followed valuation guidelines that are generally accepted in the venture capital industry, which include factors such as original cost, multiples of earnings, book value and cash flow, among others. Due to the inherent uncertainty of such valuations, the values estimated by management may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

Furniture, Fixtures, Equipment and Leasehold Improvements

Furniture, fixtures, equipment and leasehold improvements are carried at cost, net of accumulated depreciation. Depreciation expense is provided using the straight-line method and accelerated methods over the estimated useful lives of the related assets. Amortization of leasehold improvements is provided using the straight-line method over the shorter of the estimated useful life or the term of the respective lease. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in earnings.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents are deemed to include cash held in banks and other temporary cash investments with maturities of three months or less at the date of acquisition.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

The financial statements of the Company's foreign subsidiary, SCIL, are measured using the local currency as the functional currency. Assets and liabilities of SCIL are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the year. The resulting foreign currency transaction gains and losses are included in other comprehensive income (loss).

Income Taxes

For U.S. federal income tax purposes, the Company is a Subchapter S Corporation, therefore, the Company's taxable income or loss is allocated to stockholders in accordance with their respective percentage ownership. Therefore, no provision or liability for U.S. federal income taxes has been included in the financial statements.

SCIL is a Limited Liability Company with current tax provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between SCIL taxable income and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognized in the financial statements.

Deferred tax is measured at the average rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. There were no material deferred tax assets or liabilities at June 30, 2005.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

For financial statement reporting purposes, the Company has included in the accompanying statement of income unaudited pro forma tax expense allocable to stockholders. This unaudited expense represents an estimate of the tax expense using income tax rates of the stockholders.

Deferred Compensation

The Company has a deferred compensation arrangement for certain key executives which provides for payments of cash, stock, and phantom stock of the Company. The stock and phantom stock fully vests on September 15, 2007 and September 15, 2008. The amount accrued under this arrangement was $2,941,101 at June 30, 2005. The amount expensed at June 30, 2005 was $1,907,518.

2. INVESTMENTS IN SECURITIES AT MARKET VALUE

The Company owns certain securities which were received as consideration for services rendered. Such securities were initially recorded at the quoted or estimated fair market value of the securities at the date of conveyance, which was used to measure the value of services rendered.

Investments in equity securities at June 30, 2005, are as follows:

Marketable securities	$ 12,693,524
Nonmarketable securities	2,760,868
	$ 15,454,392

The aggregate cost of investments held at June 30, 2005, was $6,354,891.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

a. The carrying amounts of accounts receivable, accounts payable and accrued liabilities, and accrued salaries and bonuses approximate their fair values due to the short maturity of these items.

b. Notes receivable from a stockholder and a former stockholder at June 30, 2005, as well as notes payable to a stockholder and a former stockholder at June 30, 2005, have not been valued. As there is no ready market for these instruments and as they were not negotiated based on an arm's-length transaction, no fair value has been estimated.

c. The Company carries its investments in securities, inventory in securities and securities sold short at fair value with increases or decreases in value reflected currently in the consolidated statements of income (see Note 1).

4. FURNITURE, FIXTURES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

As of June 30, 2005, the Company's furniture, fixtures, equipment and leasehold improvements balances were as follows:

Furniture and fixtures	$ 2,324,381	7 years
Leasehold improvements	1,906,732	life of lease
Building and additions	1,394,483	39 years
Computer equipment	2,542,541	5 years
Accumulated depreciation and amortization	(5,918,723)	
Net	$ 2,249,414	

Depreciation expense for the period ended June 30, 2005 was $625,355.

5. STOCKHOLDERS' INVESTMENT

Stockholders of the Company have entered into a stockholders' agreement which provides that the Company shall have the right of first refusal with respect to any disposition of shares of the common stock of the Company.

The Fully Diluted Net Book Value of common stock of the Company, as defined in the December 31, 1996, stockholders' agreement, on a per share basis, assuming payment of tax liabilities allocable to stockholders and reimbursements from the stockholders for the distributions paid in excess of their allocated tax liability, as of June 30, 2005, is as follows:

Stockholders' investment	$24,803,647
Distributions receivable for tax liability allocable to stockholders	6,744,978
Aggregate exercise price of exercisable stock options outstanding at year-end	7,222,209
	$38,770,834
Shares of common stock outstanding	979,238
Exercisable stock options outstanding at year-end	427,454
Fully diluted shares of common stock outstanding, as defined	1,406,692
Fully diluted net book value per common share, as defined	$27.56

The Simmons & Company International Stock Option Plan (the Plan) allows the Company to grant options to eligible employees for the purchase of up to 1,000,000 shares of common stock. At June 30, 2005, 427,454 options were outstanding and exercisable. The options vest three to five years after date of grant, and the weighted average remaining contractual life of the options outstanding at June 30, 2005 is 3.50 years.

No options were awarded in fiscal year 2005.

5. STOCKHOLDERS' INVESTMENT (continued)

The following table summarizes aggregate stock option activity for the Plan for the year ended June 30, 2005:

	Share	Exercise Price Per Share	Weighted Average Price Per Share
Options outstanding at June 30, 2004	427,454	\$7.124 – \$22.53	\$ 16.896
Granted	–		–
Forfeited	–		–
Options outstanding at June 30, 2005	427,454		\$ 16.896

The Company accounts for the Plan in accordance with Accounting Principles Board Opinion No. 25, under which no compensation cost is recognized for the stock option awards if certain conditions are met. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which was effective for years beginning after December 15, 1995. The Company elected only the disclosure provision of SFAS No. 123. The Company assumed an average risk free rate of 5.8%. The Company did not consider volatility in its SFAS No. 123 calculations as the Company is a private company. Had compensation cost been recorded based on SFAS No. 123, as amended by SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," the Company's pro forma net loss before pro forma income tax credit on loss allocable to stockholders for the year ended June 30, 2005, would have been as follows:

Net income, before pro forma income tax credit on loss allocable to stockholders	\$2,650,559
Less compensation expense determined under fair value method	–
Pro forma net loss, before pro forma income tax credit on loss allocable to stockholders	\$2,650,559

For the fiscal year 2005, the Company awarded as compensation, the rights to receive shares valued at \$2,930,000. The amount expensed in fiscal year 2005 was \$1,415,250 for these awards and awards issued in previous years.

5. STOCKHOLDERS' INVESTMENT (continued)

All awards vest on September 15, 2008. The Company will record compensation expense ratably over the 48-month vesting period adjusted for any forfeitures.

The Company issued 13,524 shares of phantom stock to key employees during 2005. The Company had 53,524 shares outstanding as of June 30, 2005. The Company recognized approximately $492,000 in compensation expense related to the phantom shares in 2005 and previous years. Compensation expense is based on book value per share, as determined by the Company, and recognized over the 48-month vesting period. The deferred liability at June 30, 2005 in the accompanying balance sheet amounted to $805,601.

6. INCOME TAXES

As discussed in Note 1, the domestic Company has elected the tax status allowed for Subchapter S Corporations. Net income for domestic operations of $4,171,830 for fiscal 2005, is taxed directly to the stockholders of the Company. Distributions of $712,735 were made on behalf of the individual stockholders for estimated tax payments in 2005.

Taxes payable in future periods for the Company are the liabilities of the stockholders.

The components of foreign income tax benefit related to SCIL in the United Kingdom for the year ended June 30, 2005 were as follows:

Current – foreign	$ 630,761
Deferred – foreign	95,142
Total tax benefit	$ 725,903

Income tax expense differed from the amounts expected based upon a statutory rate of 34% primarily due to the effect of foreign taxes and non-deductible expenses.

7. NOTES PAYABLE

Notes payable as of June 30, 2005, are as follows:

Former stockholder, unsecured, 6.61 %, principal and interest of $104,984 due annually through 2007	$ 190,848
Former stockholder, unsecured, 6.70%, principal and interest of $19,090 due annually through 2007	34,659
Former stockholder, unsecured, 7.54%, principal and interest of $219,154 due annually through 2007	393,287
Stockholder, unsecured, 3.19%, principal and interest due annually through 2007	328,608
	$ 947,402

During fiscal year 1993, notes payable aggregating $2,966,000 (see Note 10) were issued to a stockholder in lieu of payment for the purchase of the majority of such stockholder's remaining interest in the Company. The principal balance on these notes at June 30, 2005 was $618,794 and payments of $278,572 were made in fiscal 2005. Such notes are unsecured and may be offset against any amounts receivable from such stockholder.

Scheduled payments of principal on the Company's notes payable for each of the next two years are as follows:

YEAR ENDING JUNE 30	
2006	$ 462,941
2007	484,461
	$ 947,402

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has entered into operating leases for office space, extending through June 2008, which provide for minimum future lease payments as follows, subject to annual escalations of operating expenses of the building:

YEAR ENDING JUNE 30	
2006	$ 878,584
2007	845,116
2008	649,827
	$2,373,527

Clearing Agreement

Pursuant to the terms of the clearing agreement between the Company and the Clearing Broker, the Company is required to maintain, among other things, (a) a collateral account with the Clearing Broker with a market value of at least $250,000, (b) net capital computed in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934 of at least $1,000,000, and (c) a ratio of aggregate indebtedness, as defined, to net capital of 15 to 1 or less. At June 30, 2005, the balance of the collateral account maintained with the Clearing Broker was $250,000 and the Company's net capital and ratio of aggregate indebtedness to net capital were $3,586,414 and 6.45 to 1, respectively.

Subordination Agreements

Some stockholders have entered into subordination agreements with the Company effectively subordinating any bonuses payable to such stockholders to the claims of general creditors.

Such subordinated amounts totaled $1,600,000 at June 30, 2005.

Market Risks and Credit Risks

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risks in the event the customer is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

8. COMMITMENTS AND CONTINGENCIES (continued)

The Company seeks to control the risks associated with their customer's activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company is contingently liable for any customer account deficits with the Clearing Broker which are not otherwise satisfied. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to off-balance sheet market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company is party to other claims in the normal course of business, the resolution of which are not expected to have a material effect on the Company's consolidated financial position or results of operations.

9. EMPLOYEE PROFIT SHARING PLAN

Effective July 1, 2003, the Company launched a new Plan for the benefit of its employees, which combined its existing Profit Sharing Plan with a newly created 401(k) Plan. The resultant single Plan is trusteed by The Charles Schwab Trust Company. Investment decisions are made by the participants. Company contributions vest over a six year period. Non-vested monies, which are forfeited by terminating participants, are used to pay Plan fees and are redistributed to existing Plan members. Total annual additions for each participating employee are subject to statutory limitations. The Company contributed $730,427 to the Plan in fiscal 2005.

10. RELATED PARTIES

During fiscal year 1993, the Company sold its investment in SCF Partners, as well as its investment in the partnerships for which SCF Partners is the general partner to a stockholder for $2,966,000 (see Notes 4 and 7) and the right to receive a 20 percent interest in the After Payout Interests, as defined. The Company received a note which provides for annual payments of principal and interest at 7.2 percent through 2007. This note receivable may be offset against notes payable to the stockholder. Principal payments of $278,607 were received in fiscal 2005. The balance of the note at June 30, 2005 amounted to $618,843.

10. RELATED PARTIES (continued)

During fiscal year 2004, the Company received a note receivable from a stockholder for the purchase of stock for $246,456. The note provides for annual payments of $82,152 principal and interest at 3.19% through 2007. The Company also issued a note payable to a stockholder for the repurchase of stock for $492,912. Annual payments of $164,304 principal and interest at 3.19% are due through 2007.

At June 30, 2005, the Company had $394,543 of receivables from certain stockholders and employees.

11. NET CAPITAL REQUIREMENT

The Company is subject to the net capital rules adopted and administered by the Securities and Exchange Commission. Such rules prohibit a broker/dealer from engaging in securities transactions if the ratio of its aggregate indebtedness, as defined, to net capital, as defined, exceeds 15 to 1.

At June 30, 2005, the Company's net capital ratio, as defined, was 6.45 to 1 and its net capital was $3,586,414, which was $2,043,608 in excess of its minimum requirement of $1,542,806.

Certain stockholders have entered into subordination agreements with the Company effectively subordinating any bonuses payable to such stockholders to the claims of general creditors. As these subordination agreements are not subject to satisfactory subordination agreements as-defined in Appendix (0) 17 CFR 240.15c3-1 (d), they have not been included as a component of the Company's net capital. However, they have been excluded from the calculation of aggregate indebtedness pursuant to Rule 15c3-1.

12. OMISSION OF CERTAIN REPORTS

A computation for determination of reserve requirements pursuant to Rule 15c3-3 required by Rule 1 7a-5(d)(3) and information relating to possession or control of securities as required by Rule 15c3-3 and Rule 17a-5(d)(3) were both omitted as the Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with the Clearing Broker which carries all of the accounts of the customers and thus qualifies under the (k)(2)(ii) exemption from such requirements.

A statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements since the liabilities subordinated to the claims of creditors are not subject to satisfactory subordination agreements (see Note 11).

SIMMONS & COMPANY INTERNATIONAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

13. RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

A reconciliation of amounts reported herein to amounts reported by the Company on amended FOCUS report filed with the Securities and Exchange Commission with respect to methods of consolidation is as follows:

	AMENDED FORM X-17A-5	SUBSIDIARIES CONSOLIDATED, ELIMINATIONS AND RECLASSIFICATIONS	FINANCIAL STATEMENTS
ASSETS:			
Cash and cash equivalents	$ 7,248,110	$ 14,742,315	$21,990,425
Receivables	4,997,824	3,385,344	8,383,168
Investments at fair value	23,294,332	(7,839,940)	15,454,392
Inventory at fair value	159,814	–	159,814
Note receivable	783,147	–	783,147
Fixed assets, net	1,952,795	296,619	2,249,414
Other assets	11,162,259	(8,375,319)	2,786,940
Total assets	$49,598,281	$ 2,209,019	$51,807,300
LIABILITIES:			
Securities sold short	$ 50,407	$ –	$ 50,407
Accounts payable, accrued liabilities and accrued salaries and bonuses and deferred compensation	23,796,825	2,209,019	26,005,844
Notes payable	947,402	–	947,402
Total liabilities	$24,794,634	$ 2,209,019	$27,003,653

SUPPLEMENTAL SCHEDULES

SIMMONS & COMPANY INTERNATIONAL **SCHEDULE I**

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15C3-1

JUNE 30, 2005

Net capital:	
Stockholders' investment	$ 24,803,647
Less: nonallowable assets	
Trade accounts receivable	4,734,367
Fixed assets, net	2,001,736
Nonmarketable securities	2,760,868
Notes receivable and other assets	8,885,597
	6,421,079
Less: haircuts	
Other securities	2,160,002
Undue concentration	674,663
Net capital	$ 3,586,414
Aggregate indebtedness:	
Total aggregate indebtedness liabilities	$ 23,142,083
Net capital requirements	$ 1,542,806
Net capital in excess of required amount	$ 2,043,608
Ratio of aggregate indebtedness to net capital	6.45

Note: The above computation agrees with the computation of net capital under Rule 15c3-1 as of June 30, 2005, filed with the Securities and Exchange Commission by the Company on Part IIA of Amended unaudited Form X-17a-5.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-1

JUNE 30, 2005

The Company is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934 as the Company is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

During the year ended June 30, 2005, in the opinion of management, the Company has maintained compliance with the conditions for exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3. See Note 11 of notes to the consolidated financial statements.

REPORT OF INDEPENDENT ACCOUNTANTS
ON
INTERNAL ACCOUNTING CONTROL


HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of
Simmons & Company International:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Simmons & Company International (the Company) for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(b)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those

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practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, stockholders, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hein & Associates LLP

September 19, 2005